Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

The following are a series of PowerPoint slides related to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Calix To Acquire Occam Networks September 21, 2010

Forward-Looking Statements This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “expects,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of closing the acquisition, future financial and operating results; benefits of the acquisition; financial advantages; the ability to integrate the companies; the ability to expand the Unified Access portfolio, the ability to increase product innovation across an enhanced Unified Access portfolio; ability to increase sales and support coverage and develop closer relationships with customers and partners; expansion of resources to enhance innovation and execution; the ability to combine resources and align with CSP needs to facilitate CSPs’ long term sustainable success; the ability to increase research and development; the ability to expand target CSP solutions; the ability to enhance the customer engagement model and increase interoperability; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks' annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks' current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

Transaction Snapshot Deal Size: $171 million in stock and cash Closing Conditions: Occam stockholder approvals, and other customary closing conditions Last 12 Months Trailing Revenue: ~$350 million Anticipated Closing: Q4 2010 or Q1 2011 Post Closing Metrics: Estimated Customers: 800+ Aggregate Port Shipments: 10 million+ Aggregate Subscriber Lines (Customers): 48 million+

Two Broadband Access Portfolios OccamView EMS BLC 6000: high density BLC 6000: medium, low density ONT portfolio

One Unified Access Portfolio Management / Value Added Software Central Office Remote Terminal / Node Premises

Key Benefit Summary: Acceleration Combination focused on helping our customers to SUCCEED Accelerating Unified Access Complementary expertise expected to hasten product INNOVATION across enhanced Unified Access portfolio Combined portfolios create an EXPANSIVE Unified Access portfolio focused on access Increased resources and scale while staying FOCUSED ON ACCESS lays foundation for innovation and execution Accelerating Our Customers A BROADER Unified Access portfolio provides our customers with a wider range of deployment options Direct and expanded sales and support COVERAGE allows for closer relationships with customers and partners ALIGNED view of CSP network and business model transformation – Combined resources to help CSPs achieve long term sustainable success

Key Benefit Summary: Solutions A broader Unified Access portfolio Greater breadth and diversity of solutions Form factors, ONTs, density options Complementary technologies and resources Share many common hardware and software components and attributes – facilitated integration into Unified Access Occam’s decade of experience in IP and Ethernet matched with Calix’s decade of experience in fiber access Address access network challenges in moving to Ethernet and fiber Enhanced voice flexibility A full range of solutions across TDM, SIP, H.248, and MGCP New innovations Expanded engineering, test resources, and R&D dollars focused and targeted on access innovation

Key Benefit Summary: Business A focus on access Expanded resources, testing, and investment in the part of your network that connects you to your customers An enhanced direct customer engagement model More “feet on the street” Expansion of our world-class support organization and tools Expanded Interoperability Combined Calix Compatible and OPAN programs create the industry’s broadest and most mature program for partner interoperability. Expanded resources and a clear business vision aligned with your network and business interests to help YOU to SUCCEED

Expanding the Unified Access Portfolio Integrating the Occam Networks portfolio into Unified Access The BLC6000 becomes part of the Unified Access portfolio “B-Series” platforms to reside on the same Ethernet rings as the C- and E-Series Combine ONT portfolios to make the industry’s broadest ONT portfolio ONT portfolio support across all three Calix platforms – B-, C-, and E-Series Integration of B-Series into CMS A single, broad, and mature management system across the Unified Access portfolio Complement CMS with valuable new tools from Occam Networks Enhance Unified Access portfolio to support a broader set of voice protocols Protocols supported to span across SIP, H.248, MGCP, and legacy TDM ENHANCED FLEXIBILTY and ACCELERATED OPPORTUNITY through a broadened Unified Access portfolio

Summary Calix-Occam acquisition is not final, and will take 3-6 months to close Occam continues to grow our BLC 6000 footprint THANK YOU FOR YOUR CONTINUING BUSINESS!!! Questions?

Add’l Information: Where to Find It Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Occam Networks and Calix with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Occam Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-3232 or by mail at Investor Relations, Occam Networks, 6868 Cortona Drive, Santa Barbara, CA 93117 or by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954.

Participants in the Acquisition of Occam Networks Occam Networks, Calix, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in Calix’s proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks' directors and executive officers is set forth in Occam Networks' proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks' Investor Relations page on its corporate web site at www.Occam Networks.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.